Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Monday, June 8, 2015 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Ms. Galia Druker as an external director;

3.
To approve the re-appointment of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG in accordance with the volume and nature of their services;

4.	To approve the issuance of a warrant to purchase up to 6,000,000 ordinary shares of the Company to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company;

5.	To approve an investment of $5 million by Invencom in a newly-formed wholly-owned subsidiary of the Company;

6.	To approve the appointment of our new Deputy CEO, an officer who is related to the Company’s controlling shareholder;

7.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2014; and

8.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. As more fully described in the Proxy Statement, eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than May 11, 2015 and, if we determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Shareholders of record at the close of business on May 6, 2015 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

May 4, 2015

ii

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Monday, June 8, 2015 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect Ms. Galia Druker as an external director;

3.
To approve the re-appointment of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG in accordance with the volume and nature of their services;

4.	To approve the issuance of a warrant to purchase up to 6,000,000 ordinary shares of the Company to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company;

5.	To approve an investment of $5 million by Invencom in a newly-formed wholly-owned subsidiary of the Company;

6.	To approve the appointment of our new Deputy CEO, an officer who is related to the Company’s controlling shareholder;

7.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2014; and

8.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on May 6, 2015 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of May 1, 2015 there were outstanding 15,541,306 Ordinary Shares (excluding treasury shares).

Two or more shareholders conferring in the aggregate 35% of the voting power present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such day, time and place as the Chairman of the Board of Directors, with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment, shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be required to be given to shareholders.

Position Statements

To the extent you would like to submit a position statement with respect to any of the proposals described in this Proxy Statement pursuant to the Israeli Companies Law, 1999 (the “Israeli Companies Law” or the "Companies Law"), you may do so by delivery of appropriate notice to the Company’s offices (Attention: General Counsel) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than ten days after the record date (i.e., May 16, 2015). Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding Ordinary Shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to the Company’s offices (Attention:  General Counsel) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than May 11, 2015.

In general, a shareholder proposal must be in English and set forth: (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal; (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company; (iv) the proposing shareholder's purpose in making the proposal; (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting; (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors; and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. The Company may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than May 18 , 2015 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about May 8, 2015, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of May 1, 2015, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned1	Beneficially Owned as Percent of Total Shares2
Sergey Anisimov 3	14,138,384	78.4%
Boris Granovsky 4	13,898,821	77.1%
All directors and officers as a group 5	14,743,030	79.1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to securities. Ordinary shares relating to options, warrants or other convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 15,541,306 ordinary shares outstanding excluding 2,125 ordinary shares held as treasury shares as of May 1, 2015.

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on October 29, 2014, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i)  11,407,954 ordinary shares held by STINS COMAN (ii) 239,563 ordinary shares held by Invencom, an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom, (iii) 125,000 warrants held by Stins Coman and (iv) 2,365,867 convertible shares based on the $3.0 million outstanding loan balance under the Convertible Loan Agreement.

(4)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

(5)
Includes outstanding options exercisable within 60 days as of May 1, 2015 into 604,646 ordinary shares. These options have an exercise price ranging from $1.31 to $14.88 per ordinary share and with the last options expiring in 2020.

Forward-Looking Statements

We make statements in this Proxy Statement that are considered "forward-looking statements," within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in offering circulars and prospectuses, in press releases and other written materials, and in statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Forward-looking statements include statements regarding the intent, belief or current expectations of RiT and its management about RiT’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as "believe," "expect," "intend," "estimate" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below, our annual reports on Form 20-F, our reports on Form 6-K and other reports filed with or furnished to the SEC. Any forward-looking statements contained in this Proxy Statement speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements.

ITEM 1 –ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by a resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members.  Directors of the Company, other than our two external directors, are elected at each annual general meeting of shareholders.

At the Annual General Meeting, shareholders will be asked to (i) re-elect Messrs. Anisimov and Granovsky to the Company’s Board of Directors and (ii) elect Mr. Hanan Samet, a new designee selected and approved by our Nomination Committee and Board of Directors to replace Mr. Roman Govorov, who will not stand for reelection. Mr. Samet was determined by our Audit Committee and Board of Directors to qualify as independent director under applicable SEC and NASDAQ rules and the Israeli Companies Law.

Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation payable to these nominees, see below under the caption “Executive Compensation”.

The following information is supplied with respect to each person recommended to be elected by  the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation	Age	Director in RiT Since
Sergey Anisimov	President of STINS COMAN	60	2008
Boris Granovsky	Vice President of STINS COMAN	47	2008
Hanan Samet	Managing partner at Efrat Regev Samet & Co, CPA an Accounting Firm	44	2014

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. degree in technologies from Moscow State Technical University N.A. N.E. Bauman. The address for Mr. Anisimov is c/o STINS COMAN Incorporated, 126 Pervomayskaya Street, Moscow 105203, Russia.

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA (Bachelor of Business Administration) degree in management from Business School of the Open University of United Kingdom. The address for Mr. Granovsky is c/o STINS COMAN Incorporated, 126 Pervomayskaya Street, Moscow 105203, Russia.

Mr. Hanan Samet has served as a director since June 2014. Mr. Samet serves as a Managing Partner of Efrat Regev Samet & Co, CPA, an Israeli accounting firm. From 2001 to 2004, Mr. Samet served as chief financial officer of ICTS Global BV, a Dutch consulting company in the fields of loss prevention and general security. From 1999 to 2001, Mr. Samet served as chief financial officer and controller of Gilat to Home Latin America, a U.S.-based company engaged in development and sale of wide band internet services via satellites throughout Latin America. From 1995 to 1999, Mr. Samet served as audit manager in KPMG Somech Chaikin (Israel), where he was involved in the audit of public and private companies in Israel and abroad. Mr. Samet is a certified Israeli CPA and holds a B.A. degree in economics and accounting from the Ben-Gurion University, Israel, and an M.L.B. in law from the Bar-Ilan University, Israel.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Sergey Anisimov is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

"RESOLVED, that Boris Granovsky is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;" and

"RESOLVED, that Hanan Samet is hereby elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist RiT to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In June 2013, our shareholders approved the compensation policy for our executive officers and directors (the "Compensation Policy"), which was designed to correlate executive compensation with RiT's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated (in millions):

Year	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits
2014 - All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2014(including 3 persons who left RiT during 2014)	$1.4	$0.4
2013 - All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2013 (including 4 persons who left RiT during 2013)	$1.9	$0.2

*
This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. It excludes any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers or directors.

Equity Incentives

        During 2014, we granted a total of 102,608 options to our executive officers at exercise prices ranging from $1.06 to $1.63 per ordinary share. Such options will expire in 2020. No options were granted to any of our directors during 2014.

        For a discussion of the accounting method and assumptions used in valuation of such options, see Note 6  to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2014.

        For a discussion of the compensation granted to our five most highly compensated executive officers during 2014, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

    The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

    For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All Other Compensation (5)	Total
Motti Hania, President and CEO	249	-	211	101	561
Elan Yaish, former CFO	197	-	6	87	290
Assaf Skolnik, VP Sales	149	40	2	81	272
Alex Shar, Deputy CEO and CTO	154	-	166	67	387
Vadim Leiderman, former CEO	102	-	314	38	454

(1)
Unless otherwise indicated herein, all Covered Executives are (or were, for former executive officers) (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for  nine to twelve months following termination of employment.

(2)
Unless otherwise indicated herein, reflects the annual gross salary. Since all or part of the base salary may be denominated in currencies other than the US dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, the bonuses/commissions granted to our sales executive officers (in this list, only Assaf Skolnik), are based upon amount of sales achieved.

(4)
Amounts reported in this column represent the grant date fair value (and the associated accounting expense recognized by the Company) in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 6 to our consolidated financial statements included elsewhere in this annual report. All of the awards were in the form of stock options, which expire six years after the grant date, and were made pursuant to our equity incentive plan.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds ('keren hishtalmut'), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with RiT's guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses; (ii) Company contributions for the benefit of the Covered Executive to (a) Managers Insurance Policy or pension fund, in the amount of at least 13.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of the Covered Executive’s gross salary; (iii) between  21 to 28 days paid vacation per year; (iv) between 7 to 14 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; and (v) a notice period of between one month and up to 6 months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements.

Compensation of Directors

As of March 6, 2008, our external directors receive amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations mandate, among other things, that Israeli public companies, such as RiT, provide external directors with minimum cash compensation. Consistent with the aforesaid, the annual compensation paid to our external directors is NIS 83,397 (approximately $21,000) and NIS 4,059 (approximately $1,000) per board meeting or per board committee meeting, all linked to the Israeli consumer price index, effective March 6, 2008. All other independent directors of the Company (currently consisting of Hanan Samet) receive the same compensation as the external directors.

Other than the foregoing fees, and reimbursement for expenses, we do not compensate our directors for serving on our Board of Directors.

Indemnification and Insurance

We have undertaken to indemnify our directors and officers to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officers liability insurance with an aggregate coverage limit of $10.0 million.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person's control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any “affiliation” (as such term is defined in the Companies Law) with, in our case, the company (i.e., RiT), any entity controlling the company (i.e., STINS COMAN) or any entity controlled by the company or by its controlling entity. Until the lapse of two years from termination of office, a company or its controlling shareholder may generally not give any direct or indirect benefit to the former external director or his relatives.

External directors are required to be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except that the audit committee is required to include all the external directors.

Currently, our two external directors are Mr. Israel Frieder and Ms. Galia Druker. Mr. Israel Frieder became an external director in January 2002 and was reelected a few times since then, such that his current term will expire on January 1, 2017. Ms. Galia Druker was first elected at the 2009 Annual General meeting for a term of three years and was reelected at the 2012 Annual General Meeting, such that her current term will expire in September 2015. Consequently, at the Meeting shareholders will be asked to re-elect Ms. Druker as external director for a third term of three years, commencing September 14, 2015.

A brief biography of Galia Druker is set forth below. For details about compensation paid to this nominee, see above under the caption “Executive Compensation” Such information is based upon the records of the Company and information furnished to it by the nominee:

Name	Principal Occupation	Age	Director Since	Percentage of Ordinary Shares Beneficially Owned
Galia Druker (1)	Retired from Bank Hapoalim, Israel	68	2009	None

(1) Member of the Audit Committee and Compensation Committee of the Board of Directors

Ms. Galia Druker has served as an external director since September 2009. From 2005 to 2009, she served as deputy manager of Bank Hapoalim in Geneva, Switzerland, and from 2003 to 2005 as the head of the East European desk of Bank Hapoalim in Zurich, Switzerland. From 2002 to 2003, Ms. Druker served as the head of foreign trade at Bank Otsar Hachayal’s head office. Between 1972 and 2002, Ms. Druker was employed by Bank Hapoalim in a variety of managerial positions. Ms. Druker holds an MA degree in English philology from the Vilnius State University and a banking diploma obtained through Bank Hapoalim’s internal school.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

“RESOLVED, that  Galia Druker be, and hereby is, appointed as an external director to the Board of Directors for a three years period commencing on September 14, 2015.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor having a "personal interest" in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky, STINS COMAN and Invencom are each deemed to be the controlling shareholders or having a personal interest in this resolution. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at telephone number +972-77-2707203; fax number: +972-3-6455162 or email erane@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf

The Board of Directors recommends that the shareholders vote FOR approval of the re-election of the above-mentioned nominee.

ITEM 3 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on the Proxy Card)

Background

Our Audit Committee and our Board of Directors have resolved to recommend to the shareholders that Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("KPMG") be re-appointed as the Company’s independent auditors for the 2015 fiscal year.

        KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit functions and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

With respect to the year 2014, the fees paid or payable to KPMG were $105,000 for auditing services, $10,350 for tax related services and $10,722 for services related to the submission of a marketing grant application and to conflict minerals regulations.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of KPMG as independent auditors of the Company for the 2015 fiscal year be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board of Directors the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – APPROVAL OF ISSUANCE OF WARRANT
(Item 4 on the Proxy Card)

Background

Under the Companies Law, an "extraordinary transaction" of a “controlling shareholder” (as such terms are defined under the Companies Law) with a public company, such as RiT, is required to be approved by our Audit Committee, Board of Directors and shareholders, in that order.

Following approvals of our Audit Committee and Board of Directors, we seek approval of our shareholders in the Meeting for entering into a proposed Warrant Purchase Agreement (the "Warrant Purchase Agreement") with Invencom Technologies Ltd. ("Invencom"), an Israeli private company with which Mr. Anisimov, our controlling shareholder, may be affiliated due to his wife being a director and manager of Invencom. A copy of the proposed Warrant Purchase Agreement (including the form of Warrant) is attached hereto as Annex A.

Summary of the Transaction

The following is a summary of the Warrant Purchase Agreement and is qualified by reference to the full text thereof which is attached hereto as Annex A.

The proposed Warrant Purchase Agreement provides for, among other things, the issuance of the Warrant to Invencom, which allows Invencom to purchase up to 6,000,000 Ordinary Shares at an exercise price of $2.50 per share, both subject to adjustment as set forth in the Warrant. The purchase price for the warrant is based on the average market price of the warrants we issued as part of the underwritten public offering we completed on November 27, 2013 (the "Public Warrants"), so that the aggregate purchase amount for the Warrant will be equal to: (a) the average market price of the Public Warrants in the ten trading days period prior to the closing of this transaction, multiplied by (b) 6,000,000 (which is the number of the Warrant's underlying Ordinary Shares).

The closing period for this transaction is limited to 30 days following this Meeting (subject to actual approval of the shareholders), i.e. the closing shall occur no later than July 8, 2015.

The Warrant is exercisable (in whole or in part) at any time until November 27, 2018. In addition, the Warrant can also be exercised on a cashless basis based on the fair market value of the underlying Ordinary Shares (as set forth in the Warrant) at the time of exercise.

The Warrant provides the holder thereof with "demand" registration rights for the Ordinary Shares underlying the Warrant on two occasions, and with unlimited "piggyback" registration rights for the underlying Ordinary Shares until the expiration date of the Warrant, in both cases subject to the restrictions and limitations related thereto.

The execution of the proposed Warrant Purchase Agreement and the closing of the transaction contemplated by it, including the issuance of the Warrant, is subject to certain conditions, including receipt of the approval of our shareholders sought in the Meeting.

Reasons for the Transaction

The Company deems the investment contemplated by the Warrant Purchase Agreement as an additional element in addressing its financial needs. In approving the Warrant Purchase Agreement, our Audit Committee and Board of Directors considered, among other factors, that (i) the investment contemplated by the Warrant Purchase Agreement would enable the Company to improve its financial strength, (ii) the commercial terms of the Warrant are substantially similar to those of the Public Warrants; and (iii) the price of the Warrant is based on the average trading prices of the Public Warrants during the ten trading days before the closing of this transaction, with a limited closing period of 30 days following the approval of the shareholders sought in the Meeting.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company's entering into the Warrant Purchase Agreement and issuing the Warrant thereunder, both as described in the Proxy Statement, dated May 4, 2015, are hereby approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least a majority of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter by shareholders who do not have a personal interest in the matter does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky, STINS COMAN and Invencom are each deemed to have a personal interest in this Item 4 and Items 5 and 6 below. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's VP Finance at telephone number +972-77-2707203; fax number: +972-3-6455162 or email erane@rittech.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – APPROVAL OF MEMORANDUM OF UNDERSTANDING
(Item 5 on the Proxy Card)

Background

In June 2012, Invencom and we entered into a Technology Purchase Agreement (the "Technology Purchase Agreement") pursuant to which we acquired from Invencom the technology underlying our  Indoor Wireless Optical Network technology (the "IWON"), which we have utilized to develop our Beamcaster, the first product in the IWON product family (collectively, the "IWON Technology" or the "Technology").

As we previously reported, the consideration payable to Invencom under the Technology Purchase Agreement consisted of (a) US$583,270 and accrued interest (paid through conversion into our ordinary shares) and (b) a revenue-sharing right equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any sale of products using the Technology (the “Revenue Sharing Right”).

In 2013, we introduced Beamcaster™, the first product in the IWON product family, addressing mainly the needs of open space offices and during the third quarter of 2013 we commenced selling initial pilot installations of Beamcaster™.

During 2014, we identified a number of issues in our Beamcaster product relating to the number of ports in the product and the optimal market for this product (i.e., high density open space offices), and are currently working on upgrading the Beamcaster configuration as well as making marketing efforts to penetrate said optimal market. In order to leverage the IWON technology for other commercial applications, we continue to invest resources in developing and commercializing this technology. For example, we are currently examining additional potential applications for our IWON technology, primarily for a few industrial fields such as robotics communication applications, which may extend the time and increase the resources needed to complete the development and commercialization of this technology line.

As part of our ongoing strategic planning review, we have determined that the optimal manner to further commercialize the Technology would be by way of contributing such Technology into a separate, initially wholly owned company, recently incorporated in Israel and named 'RiT Wireless Ltd.' (the "Subsidiary"). This is primarily because (i) the Technology is not necessarily synergetic to our ongoing Intelligent Infrastructure Management (IIM) business, (ii) commercializing the Technology would require additional funding that will be easier to obtain if potential investors would have the ability to invest directly in the Technology (through investment in the Subsidiary), and (iii) to enable better focus on, and management attention to, the IWON Technology, in a separate business unit.

Accordingly, we  are finalizing the transfer of the IWON Technology to the Subsidiary and the delegation to the Subsidiary of all the related obligations, including, without limitation (i) the obligations to the Israeli Office of the Chief Scientist in connection therewith, (ii) our obligation for the Revenue Sharing Right to Invencom under the Technology Purchase Agreement, and (iii) other specified liabilities. In addition, we and the Subsidiary intend to enter into a transition services agreement for the provision by us to the Subsidiary of transition services (including sublease of office space, bookkeeping, IT Services and management services), on a cost plus basis comparable to customary market terms, for the purpose of allowing the Subsidiary to operate and develop the Technology.

Our Board of Directors approved the above-said actions and none of them require or involve a vote of the shareholders. In addition, any future investment in the Subsidiary by any independent and unaffiliated third party, if relevant, will require an approval of our Board of Directors only and will not involve a vote of the shareholders

In parallel to finalizing the transfer of the IWON technology to our Subsidiary, we have gauged interest from Invencom to become the initial external investor in the Subsidiary. To that end, on May 1, 2015, following approvals of our Audit Committee and Board of Directors, we entered into a Memorandum of Understanding (the "MOU") with Invencom. A copy of the MOU is attached hereto as Annex B.

Summary of Memorandum of Understanding

The following is a summary of the material terms of the MOU and is qualified entirely by the full text of MOU, which is attached to this Proxy Statement as Annex B.

Under the MOU, Invencom will purchase ordinary shares of the Subsidiary representing 33% of the issued and outstanding ordinary shares of the Subsidiary, for a purchase price of $5,000,000, which reflects a pre-money valuation of approximately $10 million for the Subsidiary (reflecting a post-money valuation of approximately $15 million). Said purchase price shall be paid in installments, as follows: (i) $1,300,000 immediate payment at the closing of this transaction (as against the shares issuance in whole, as indicated above) (ii) $2,000,000 no later than June 30, 2016 and (iii) $1,700,000 no later than December 31, 2016.

Following such purchase, we will continue to own the remaining ordinary shares of the Subsidiary. Invencom's and our rights as shareholders of the Subsidiary will be governed by the Companies Law and the Articles of Association of the Subsidiary (as the same may be amended from time to time), which provide, among other things, that (i) shareholders have a right of first refusal in connection with any sale of the Subsidiary's ordinary shares by any other shareholder, (ii) the shareholders do not have any preemptive right to participate in future issuances of ordinary shares by the Subsidiary, and (iii) the number of members of the Subsidiary's board of directors will be between one and five and the directors will be elected at the annual meeting of shareholders of the Subsidiary.

Shareholders holding at least 50% of the issued and outstanding share capital of the Subsidiary will have, during the period of five years following the closing of any initial public offering ("IPO") of the securities of the Subsidiary, "demand" registration rights on two occasions. In addition, Invencom and we, as shareholders of the Subsidiary, will have, starting with an IPO and during a period of 5 years thereafter, an unlimited number of "piggyback" registration rights and two registration rights on Form F-3 (if available to the Subsidiary at the time of such registration).

The closing of the MOU and the transactions contemplated thereby is subject to certain conditions, including receipt of the approval of our shareholders sought in the Meeting.

Reasons for the Transaction

The main purpose of our entering into the MOU and consummating the transactions contemplated thereunder is obtaining additional funding for further developing and commercializing the Technology. Our Audit Committee and Board of Directors each reviewed the reasons for and terms of the MOU and the transactions contemplated thereunder and determined that they were in the best interests of the Company and our shareholders. In approving the MOU, our Audit Committee and Board of Directors considered, among other factors, (i) the need for additional funding required for the Technology's development and commercialization, (ii) the availability of the funds through Invencom (iii) the terms of the MOU, and (iv) an opinion from an independent financial advisor, engaged by the Audit Committee to help evaluate the transactions contemplated by the MOU, to the effect that, subject to the factors and assumptions set forth in the opinion, the proposed valuation of the Subsidiary was fair, from a financial point of view, to RiT.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company's entering into the MOU as described in the Proxy Statement, dated May 4, 2015 and consummating the transactions contemplated thereby, including but not limited to (a) entering into definitive agreements by and among the Company and/or the Subsidiary, on the one hand, and Invencom, on the other hand, reflecting the terms of the MOU and consummating the transactions contemplated thereunder, (b) entering into such other agreements by and among the Company and/or the Subsidiary, on the one hand, and Invencom, on the other hand,  incidental to the investment in the Subsidiary contemplated by the MOU, provided that such definitive agreements (and ancillary agreements, if any) will be subject to the prior approval of the Audit Committee and Board of Directors.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least a majority of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter by shareholders who do not have a personal interest in the matter does not exceed 2% of the Company’s voting power.

For information regarding personal interests under the Companies Law and related voting procedures, please see Item 4 above, under the caption "Required Vote".

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 – APPROVAL OF APPOINTMENT OF DEPUTY CEO
(Item 6 on the Proxy Card)

Background

Under the Companies Law, the employment of officers who are “relatives” of a controlling shareholder of a public company, such as RiT, is required to be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

Mr. Sergey Anisimov is the Chairman of the Company’s Board of Directors and is the founder and President of STINS COMAN. Starting in 2008, the Company began to employ the son of Mr. Anisimov, Mr. Slava (Viachislav) Anisimov (the “Employee”), in different positions, as follows: from June 2008 to September 2010, the Employee served in our quality assurance department; from September 2010 to April 2013, the Employee served in our support department; from April 2013 to December 2013, the Employee served in our production planning and control department; from December 2013 the Employee served as an assistant to our V.P. of Operations, and  from June 2014 the Employee serves as our V.P. of Operations, with a monthly salary of NIS 31,000 (equal to approximately $8,000).

In January 2015, our then-Deputy CEO and CFO, Mr. Elan Yaish, left the Company. In addition, in connection with the transactions contemplated under Item 5 above, we intend to reassign our other Deputy CEO and CTO, Mr. Alex Shar, to the Subsidiary to manage the development of the IWON business.

As a result of these personnel changes, we decided to appoint the Employee to the position of Deputy CEO, subject to receipt of all necessary approvals. In addition to serving as our Deputy CEO, the Employee will also retain his current position of V.P. Operations. The assumption by the Employee of the position of Deputy CEO will not result in any changes to his current terms of compensation, which were approved by our shareholders on June 25, 2014.

In light of the above, the appointment of the Employee to become our Deputy CEO was approved by our Audit Committee (given that no change of his previously-approved compensation terms is involved in such nomination), and by our Board of Directors, having considered, among others, the following factors:

•	the resignation of one of our former Deputy CEOs, and the reassignment of Alex Shar, our other Deputy CEO, to the Subsidiary, as a result of which the Deputy CEO position will be vacant;

•
the Employee's experience in different positions in the Company since 2008 and familiarity with the Company's operations as a result of his serving as the assistant to the V.P. of Operations and as the V.P. of Operations since December 2013; and

•	the Employee's education and background, including his MBA degree from the Tel Aviv University.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed appointment of the Employee to the position of Deputy CEO, as described in Item 6 of the Proxy Statement, dated May 4, 2015, be, and hereby is, approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 2% of the Company’s voting power.

For information regarding personal interests under the Companies Law and related voting procedures, please see Item 4 above, under the caption "Required Vote".

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 7 - CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2014 will be presented for discussion, as required by the Companies Law.  The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2014 (filed with the SEC on April 22, 2015), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER BUSINESS

We know of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: May 4, 2015

ANNEX A

WARRANT PURCHASE AGREEMENT

THIS WARRANT PURCHASE AGREEMENT (this “Agreement”) is made as of the ___ day of______, 2015, by and between RiT TECHNOLOGIES LTD. (the “Company”), a company organized under the laws of the State of Israel, with its principal offices at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and INVENCOM TECHNOLOGIES LTD. (the “Purchaser”), a company organized under the laws of Israel, located at 11 Nachal Shikma Street, Modiin 7175404, Israel.

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, for a purchase price of US$[________] (the "Purchase Price", which reflects a price per warrant of $_______), a warrant substantially in the form attached as Exhibit A hereto (the "Warrant") to purchase up to 6,000,000 ordinary shares of the Company, par value NIS 0.8 per share (the “Ordinary Shares”).

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

SECTION 1.  Agreement to Sell and Purchase the Warrant. At the Closing (as defined below), the Purchaser shall purchase from the Company, and the Company shall issue and sell to the Purchaser, the Warrant, which Warrant shall be free from preemptive rights and similar rights of third parties. Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of the Warrant.

SECTION 2.  Closing. The completion of the transactions contemplated hereunder (the “Closing”), including the delivery by the Company to the Purchaser of the Warrant and the transfer by the Investor to the Company of the Purchase Price by wire transfer to an account indicated by the Company, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed until all such transactions have been completed), shall occur, as agreed to by the parties hereto, following the date that the conditions for the Closing set forth below have been satisfied or waived by the appropriate party, but not later than July 8, 2015 (the “Closing Date”).

SECTION 3.  Closing Conditions.

3.1  Company Closing Conditions. The Company’s obligation to consummate the transaction hereunder at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

(i)    each of the representations and warranties of the Purchaser made herein are accurate as of the Closing, provided however, that representations and warranties that are made as of a particular date or period shall be accurate only as of such date or period;

(ii)   the fulfillment of those undertakings of the Purchaser to be fulfilled at or prior to the Closing;

(iii) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby, and

(iv)  the Company's shareholders approved the transaction contemplated hereunder in accordance with Section 275 of the Companies Law (the "Shareholder Approval").

3.2 Purchaser Closing Conditions. The Purchaser’s obligation to consummate the transaction hereunder shall be subject to the following conditions, any one or more of which may be waived by the Purchaser:

(i)    each of the representations and warranties of the Company made herein are accurate as of the Closing, provided however, that representations and warranties that are made as of a particular date or period shall be accurate only as of such date or period;

(ii)   the fulfillment in all material respects of those undertakings of the Company to be fulfilled at or prior to the Closing;

(iii) the Company shall have delivered to the Purchaser evidence satisfactory to the Purchaser that notification to list the Ordinary Shares underlying the Warrants (the "Warrant Shares") on the NASDAQ has been filed;

(iii)  no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby; and

(iv)  the Company has obtained the Shareholder Approval.

SECTION 4.  Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Purchaser that the representations, warranties and statements contained in this Section 4 are true and correct as of the date hereof.

4.1  Organization and Qualification. The Company has been duly incorporated and is validly existing under the laws of the State of Israel.

4.2  Reporting Company. The Company is subject to the reporting requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “1933 Act Rules and Regulations”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission thereunder (the “1934 Act Rules and Regulations” and, together with the 1933 Act Rule and Regulations, the “Rules and Regulations”).

4.3  Issuance, Sale and Delivery of the Warrant. The Warrant has been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable. No preemptive rights or other rights of third parties to subscribe for or purchase any warrant or Ordinary Shares of the Company exist with respect to the issuance and delivery of the Warrant by the Company pursuant to this Agreement, which have not been waived or complied with. No further approval or authority of the shareholders or the Board of Directors of the Company will be required for the issuance and delivery of the Warrant to be delivered by the Company as contemplated herein.

4.4  Due Execution, Delivery and Performance of the Agreement. The Company has full legal right, corporate power and authority to enter into this Agreement and, subject to obtaining the Shareholder Approval, perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company. Subject to obtaining the Shareholder Approval, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and may be limited by Israeli, federal or state securities law or the public policy underlying such laws. The execution and, subject to obtaining the Shareholder Approval,  performance, of this Agreement by the Company and the consummation of the transactions herein contemplated will not violate (i) any provision of the Articles of Association or Memorandum of Association of the Company or (ii) any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Company, and in each case that would have a material adverse effect on the Company.

4.5  Offering Materials. Each of the Company, its officers and directors has not distributed and will not distribute prior to the Closing Date any offering material, including any “free writing prospectus” (as defined in Rule 405 promulgated under the Securities Act), in connection with the offering and delivery of the Warrant.

4.6  Integration; Other Issuances of Securities. Neither the Company nor its subsidiaries or any affiliates, nor any Person acting on its or their behalf, has issued any Ordinary Shares or shares of any series of preferred stock or other securities or instruments convertible into, exchangeable for or otherwise entitling the holder thereof to acquire Ordinary Shares which would be integrated with the sale of the Warrant and the issuance of any Warrant Shares to Purchaser for purposes of the Securities Act. Assuming the accuracy of the representations and warranties of the Purchaser, the offer and sale of the Warrant  by the Company to the Purchaser pursuant to this Agreement will be exempt from the registration requirements of the Securities Act.

4.7  No Defaults or Consents. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby and thereby (including, without limitation, the issuance and sale by the Company of the Warrant) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, except such defaults that individually or in the aggregate would not cause a material adverse effect, or require any consent or waiver under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other material agreement or instrument to which the Company or any of its subsidiaries is a party or by which either the Company or its subsidiaries or any of its or their respective properties or businesses is bound, or any material franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, except for such consents or waivers which have already been obtained or will be obtained prior to the Closing.

SECTION 5.  Representations, Warranties and Covenants of the Purchaser. The Purchaser represents and warrants to, and covenants with, the Company that:

5.1  Experience. (i) The Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Warrant, including investments in securities issued by the Company and comparable entities, and the Purchaser has undertaken an independent analysis of the merits and the risks of an investment in the Warrant, based on the Purchaser’s own financial circumstances; (ii) the Purchaser has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Warrant and to ask questions of, and receive answers from, the Company concerning such information; (iii) the Purchaser is acquiring the Warrant in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of the Warrant or the Warrant Shares or any arrangement or understanding with any other persons regarding the distribution of the Warrant or the Warrant Shares (this representation and warranty not limiting the Purchaser’s right to sell pursuant to the Registration Statement (as such term is defined in Section 7 below) or in compliance with the Securities Act and the Rules and Regulations, or, other than with respect to any claims arising out of a breach of this representation and warranty, the Purchaser’s right to indemnification under Section 7.3); (iv) the Purchaser understands that the Warrant and the Warrant Shares are "restricted securities" and that it will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Warrant or any Warrant Shares, nor will the Purchaser engage in any short sale that results in a disposition of any of the Warrant or any Warrant Shares by the Purchaser, except in compliance with the Securities Act and the Rules and Regulations and any applicable state securities or “blue sky” laws, including the laws of the State of Israel, if applicable; (v) the Purchaser has, in connection with its decision to purchase the Warrant and any Warrant Shares, relied solely upon the representations and warranties of the Company contained herein; (vi) the Purchaser has had an opportunity to discuss this investment with representatives of the Company and ask questions of them; and (vii) the Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

5.2  Reliance on Exemptions. The Purchaser understands that the Warrant is being offered and sold to it, and the Warrant Shares may be issued by it, in reliance upon specific exemptions from the registration requirements of the Securities Act, the Rules and Regulations and state securities or “blue sky” laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Warrant and any Warrant Shares.

5.3  Investment Decision. The Purchaser understands that nothing in this Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Warrant constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Warrant. The Purchaser is not purchasing the Warrant as a result of any advertisement, article, notice or other communication regarding the Warrant published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

5.4  Risk of Loss. The Purchaser understands that its investment in the Warrant involves a significant degree of risk, including a risk of total loss of the Purchaser’s investment, and the Purchaser has full cognizance of and understands all of the risk factors related to the Purchaser’s purchase of the Warrant. The Purchaser understands that the market price of the Ordinary Shares has been volatile and that no representation is being made as to the future value of the Ordinary Shares.

5.5  Legend. The Purchaser understands that, at all times until such time as the legend may be removed as reasonably determined by the Company, the Warrant and the Warrant Shares will bear a restrictive legend in substantially the form in the Warrant.

5.6  Organization; Validity; Enforcement. The Purchaser further represents and warrants to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, (ii) the making and performance of this Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Purchaser, (iii) upon the execution and delivery of this Agreement, this Agreement shall constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or the enforcement of creditor’s rights and the application of equitable principles relating to the availability of remedies, and may be limited by federal or state securities laws or the public policy underlying such laws and (iv) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

5.7  Short Sales. Since the time the Purchaser was first contacted about the offering of the Warrant and the transactions contemplated hereby, the Purchaser has not taken, and prior to the public announcement of the transaction to be made after the Closing the Purchaser shall not take, any action that has caused or will cause the Purchaser to have, directly or indirectly, sold or agreed to sell any Ordinary Shares or any warrant to purchase Ordinary Shares listed by the Company on the Nasdaq Capital Market (a "Public Warrant"), effected any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act with respect to the Ordinary Shares or a Public Warrant, granted any other right (including, without limitation, any put or call option) with respect to the Ordinary Shares or a Public Warrant or with respect to any security that includes, relates to or derived any significant part of its value from the Ordinary Shares or a Public Warrant.

5.8  Disclosure. The Purchaser acknowledges and agrees that the Company does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.

SECTION 6.  Survival of Agreement; Non-Survival of Company Representations and Warranties. Notwithstanding any investigation made by any party to this Agreement, all covenants and agreements made by the Company and the Purchaser herein and in the Warrant delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Warrant being purchased and the payment therefor. All representations and warranties, made by the Company and the Purchaser herein and in the Warrant delivered pursuant hereto shall survive for a period of one year following the Closing.

SECTION 7.  Broker’s Fee. Each of the parties hereto represents that, on the basis of any actions and agreements by it, there are no brokers or finders entitled to compensation in connection with the sale of the Warrant to the Purchaser.

SECTION 8.  Independent Nature of Purchaser’s Obligations and Rights. The decision of the Purchaser to purchase the Warrant pursuant to the Agreement has been made by the Purchaser independently. The Purchaser acknowledges that no other person has acted as agent for the Purchaser in connection with making its investment hereunder.

SECTION 9.  Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given on the earliest of (a) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth below prior to 5:00 p.m. (Israel time) on a Trading Day (as defined below), (b) two Trading Days after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:00 p.m. (Israel time) on any Trading Day, (c) the second Trading Day following the date of mailing (fifth Trading Day if sent internationally), if sent by a nationally recognized overnight courier service in the United States, or (d) upon actual receipt by the party to whom such notice is required to be given, and shall be delivered as addressed as follows:

if to the Company, to:
RiT Technologies Ltd.
24 Raoul Wallenberg Street,
Tel Aviv 69719, Israel Attention: CFO
Facsimile: 972-77-2707210
With a copy by E-mail: erane@rittech.com
with a copy (which shall not constitute a notice) to:
Goldfarb Seligman & Co.
Electra Tower, 98 Yigal Alon Street
Tel Aviv 6789141, Israel
Attention: Ido Zemach, Adv.
Facsimile: +972-3-521-2268
E-mail: Ido.Zemach@goldfarb.com

or to such other person at such other place as the Company shall designate to the Purchaser in writing; and

if to the Purchaser, at its address as set forth in the beginning of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

“Trading Day” means (i) a day on which the Ordinary Shares are traded on a Trading Market (as defined below), or (ii) if the Ordinary Shares are not listed on a Trading Market, a day on which the Ordinary Shares traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Ordinary Shares are not quoted on any Trading Market, a day on which the Ordinary Shares are quoted in the over-the-counter market as reported by Bloomberg (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Ordinary Shares are not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Ordinary Shares are listed or quoted for trading on the date in question.

SECTION 10.  Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon the Purchaser, each future holder of the Shares, and the Company.

SECTION 11.  Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

SECTION 12.  Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

SECTION 13.  Governing Law; Venue. This Agreement is to be construed in accordance with and governed by the laws of Israel. Each of the Company and the Purchaser submits to the nonexclusive jurisdiction of competent courts in Tel Aviv, Israel, in accordance with its dispute resolution rules and procedures for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

SECTION 14.  Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures shall be deemed original signatures.

SECTION 15.  Entire Agreement. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

SECTION 16.  Fees and Expenses. Except as set forth herein, each of the Company and the Purchaser shall pay its respective fees and expenses related to the transactions contemplated by this Agreement.

SECTION 17.  Parties. This Agreement is made solely for the benefit of and is binding upon the Purchaser and the Company and to the extent provided in Section 7.3, any person controlling the Company or the Purchaser, the officers and directors of the Company, and their respective executors, administrators, successors and assigns and subject to the provisions of Section 7.3, no other person shall acquire or have any right under or by virtue of this Agreement. The term “successor and assigns” shall not include any subsequent purchaser of the Warrant or the Warrant Shares sold to the Purchaser pursuant to this Agreement.

SECTION 18.  Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

SECTION 19.  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words "include" and "including" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

(d) Except as otherwise indicated, all references in this Agreement to "Sections", "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. The term “Business Day” means any day other than Saturday, or other day on which commercial banks in Israel are authorized or required by law to remain closed.

IN WITNESS WHEREOF, the parties have caused this Warrant Purchase Agreement to be executed by their duly authorized representatives as of the day and year first above written:

THE PURCHASER

INVENCOM TECHNOLOGIES LTD.

_____________________
Purchaser's signature
By: Genrietta Anisimov
Title: Director

THE COMPANY

RiT TECHNOLOGIES LTD.

____________________________________
Company’s signature
Motti Hania;                       Eran Erov
Title: President & CEO;    VP Finance

Exhibit A

Form of Warrant

THE REGISTERED HOLDER OF THIS PURCHASE WARRANT BY ITS ACCEPTANCE HEREOF AGREES THAT IT WILL NOT SELL, TRANSFER OR ASSIGN THIS PURCHASE WARRANT EXCEPT AS HEREIN PROVIDED.

THIS PURCHASE WARRANT IS VOID AFTER 5:00 P.M., EASTERN TIME, NOVEMBER 27, 2018.

PURCHASE WARRANT

For the Purchase of 6,000,000 Ordinary Shares

of

RIT TECHNOLOGIES, LTD.

1.             Purchase Warrant. THIS CERTIFIES THAT, in consideration of funds duly paid by or on behalf of Invencom Technologies Ltd. (“Holder”), as registered owner of this Purchase Warrant, to RiT Technologies Ltd., a company formed under the laws of the State of Israel (the “Company”), Holder is entitled, at any time or from time to time from [_______], 2015 (the “Commencement Date”), and at or before 5:00 p.m., Eastern time, November 27, 2018 (the ”Expiration Date”), but not thereafter, to subscribe for, purchase and receive, in whole or in part, up to 6,000,000 (Six Million) ordinary shares of the Company, par value NIS 0.80 per share (the “Shares”), subject to adjustment as provided in Section 6 hereof. If the Expiration Date is a day on which banking institutions are authorized by law to close, then this Purchase Warrant may be exercised on the next succeeding day which is not such a day in accordance with the terms herein. This Purchase Warrant is initially exercisable at $2.50 per Share; subject to adjustment pursuant to Section 6 hereof. The term “Exercise Price” shall mean the initial exercise price or the adjusted exercise price, depending on the context.

2.             Exercise.

2.1           Exercise Form. In order to exercise this Purchase Warrant, the exercise form attached hereto must be duly executed and completed and delivered to the Company, together with this Purchase Warrant and payment of the Exercise Price for the Shares being purchased payable in cash by wire transfer of immediately available funds to an account designated by the Company or by certified check or official bank check. If the subscription rights represented hereby shall not be exercised at or before 5:00 p.m., Eastern time, on the Expiration Date, this Purchase Warrant shall become and be void without further force or effect, and all rights represented hereby shall cease and expire.

2.2           Cashless Exercise.  If at any time after the Commencement Date there is no effective registration statement registering, or no current prospectus available for, the resale of the Shares by the Holder, then in lieu of exercising this Purchase Warrant by payment of cash or check payable to the order of the Company pursuant to Section 2.1 above, Holder may elect to receive the number of Shares equal to the value of this Purchase Warrant (or the portion thereof being exercised), by surrender of this Purchase Warrant to the Company, together with the exercise form attached hereto, in which event the Company shall issue to Holder, Shares in accordance with the following formula:

X	=	Y(A-B)
A
Where,
		X	=	The number of Shares to be issued to Holder;
		Y	=	The number of Shares for which the Purchase Warrant is being exercised;
		A	=	The Fair Market Value of one Share; and
		B	=	The Exercise Price.

For purposes of this Section 2.2, the “Fair Market Value” of a Share is defined as follows:

(i)             if the Company’s ordinary shares are traded on a securities exchange, the Fair Market Value shall be the closing price on such exchange prior to the exercise form being submitted in connection with the exercise of the Purchase Warrant;

(ii)           if the Company’s ordinary shares are actively traded over-the-counter, the Fair Market Value shall be the closing bid prior to the exercise form being submitted in connection with the exercise of the Purchase Warrant; and

(iii)          if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Company’s Board of Directors.

2.3           Legend. Each certificate for the securities purchased under this Purchase Warrant shall bear a legend as follows unless such securities have been registered under the Securities Act of 1933, as amended (the “Securities Act”):

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state law. Neither the securities nor any interest therein may be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from registration under the Securities Act and applicable state law which, in the opinion of counsel to the Company, is available.”

3.             Transfer.

3.1           General Restrictions. In order to make any permitted assignment, the Holder must deliver to the Company the assignment form attached hereto duly executed and completed, together with the Purchase Warrant and payment of all transfer taxes, if any, payable in connection therewith. Subject to Section 3.2, the Company shall within five (5) Business Days transfer this Purchase Warrant on the books of the Company and shall execute and deliver a new Purchase Warrant or Purchase Warrants of like tenor to the appropriate assignee(s) expressly evidencing the right to purchase the aggregate number of Shares purchasable hereunder or such portion of such number as shall be contemplated by any such assignment.

3.2           Restrictions Imposed by the Securities Act. The securities evidenced by this Purchase Warrant shall not be transferred unless and until: (i) the Company has received the opinion of counsel for the Holder that the securities may be transferred pursuant to an exemption from registration under the Securities Act and applicable state securities laws, the availability of which is established to the reasonable satisfaction of the Company, or (ii) a registration statement or post-effective amendment related to the Registration Statement relating to the offer and sale of such securities has been filed by the Company and declared effective by the U.S. Securities and Exchange Commission (the “Commission”) and compliance with applicable state securities law has been established.

4.             Registration Rights.

4.1           Demand Registration.

4.1.1           Grant of Right. The Company, upon written demand (a “Demand Notice”) of the Holder(s) of at least 51% of the Shares underlying the Purchase Warrants (“Majority Holders”), agrees to register, on two occasions, all or any portion of the Shares underlying the Purchase Warrants (collectively, the “Registrable Securities”). On each such occasion, the Company will file a registration statement with the Commission covering the Registrable Securities within sixty (60) days after receipt of a Demand Notice, and use its reasonable commercial efforts, subject to receipt of necessary information from the Holder, to have the registration statement declared effective within 150 days after the receipt of the Demand Notice (210 days if the registration statement is reviewed by the Commission), but in any event not later than 240 days after receipt of the Demand Notice; provided, however, that the Company shall not be required to comply with a Demand Notice if (A) there is an effective registration statement under the Securities Act covering the Registrable Securities at the time of the Demand Notice, or (B) the Company has filed a registration statement with respect to which the Holder is entitled to piggyback registration rights pursuant to Section 4.2 hereof and either: (i) the Holder has elected to participate in the offering covered by such registration statement or (ii) if such registration statement relates to an underwritten primary offering of securities of the Company, until the offering covered by such registration statement has been withdrawn or until thirty (30) days after such offering is consummated. The demand for registration may be made at any time beginning on the Commencement Date until the Expiration Date. The Company covenants and agrees to give written notice of its receipt of any Demand Notice by any Holder(s) to all other registered Holders of the Purchase Warrants and/or the Registrable Securities within ten (10) days after the date of the receipt of any such Demand Notice.

4.1.2           Terms. The Company shall bear all fees and expenses attendant to the registration of the Registrable Securities pursuant to Section 4.1.1, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. The Company agrees to use its reasonable best efforts to cause the filing required herein to become effective promptly and to qualify or register the Registrable Securities in such States as are reasonably requested by the Holder(s); provided, however, that in no event shall the Company be required to register the Registrable Securities in a State in which such registration would cause: (i) the Company to be obligated to register or license to do business in such State or submit to general service of process in such State, or (ii) the principal shareholders of the Company to be obligated to escrow their shares of capital stock of the Company. The Company shall cause any registration statement filed pursuant to the demand right granted under Section 4.1.1 to remain effective until the earlier of (i) two years after the effective date of the applicable registration statement, (ii) the date that all of the Registrable Securities have been sold, or (iii) the date the Holders thereof provide an opinion of counsel to the Company that all of the Registrable Securities may be freely traded without registration under the Act under Rule 144 promulgated under the Act ("Rule 144") or otherwise without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144. The Holders shall only use the prospectuses provided by the Company to sell the shares covered by such registration statement, and will immediately cease to use any prospectus furnished by the Company if the Company advises the Holder that such prospectus may no longer be used due to a material misstatement or omission. Notwithstanding the provisions of this Section 4.1.2, the Holder shall be entitled to a demand registration under this Section 4.1.2 on only two (2) occasions and such demand registration right shall terminate on the Expiration Date.

                4.2           “Piggy-Back” Registration.

4.2.1           Grant of Right. In addition to the demand right of registration described in Section 4.1 hereof, the Holder shall have the right, until the Expiration Date, to include the Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form F-8 or any equivalent form); provided, however, that (A) the Company shall not be required to include such Registrable Securities as part of any such registration of securities filed by the Company if there is an effective registration statement under the Securities Act covering the Registrable Securities at the time of effectiveness of such registration of securities filed by the Company or such securities are eligible for resale pursuant to Rule 144, and (B) if, solely in connection with any primary underwritten public offering for the account of the Company, the managing underwriter(s) thereof shall, in its reasonable discretion, impose a limitation on the number of ordinary shares which may be included in the Registration Statement because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities with respect to which the Holder requested inclusion hereunder as the underwriter shall reasonably permit. Any exclusion of Registrable Securities shall be made pro rata among the Holders seeking to include Registrable Securities in proportion to the number of Registrable Securities sought to be included by such Holders; provided, however, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities, the holders of which are not entitled to inclusion of such securities in such Registration Statement or are not entitled to pro rata inclusion with the Registrable Securities.

4.2.2           Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to Section 4.2.1 hereof, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than thirty (30) days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holders shall continue to be given for each registration statement filed by the Company until such time as all of the Registrable Securities have been sold by the Holder. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice within ten (10) days of the receipt of the Company’s notice of its intention to file a registration statement. Except as otherwise provided in this Purchase Warrant, there shall be no limit on the number of times the Holder may request registration under this Section 4.2.2; provided, however, that such registration rights shall terminate on the Expiration Date.

4.3           General Terms.

4.3.1         Indemnification.

(a) General. The Company shall indemnify the Holder(s) of the Registrable Securities to be sold pursuant to any registration statement hereunder and each person, if any, who controls such Holders within the meaning of Section 15 of the Securities Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, arising from any untrue statement or alleged untrue statement of a material fact contained in such registration statement or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information provided by the applicable Holder. The Holder(s) of the Registrable Securities to be sold pursuant to such registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company and its directors and its officers, against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Securities Act, the Exchange Act or otherwise, arising from but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the registration statement in reliance upon, and in strict conformity with,  information furnished by or on behalf of such Holders, or their successors or assigns, in writing, for specific inclusion in such registration statement.

(b) Procedure. If any action is brought against a party to be indemnified hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the indemnifying party hereunder (an "Indemnifying Party") in writing of the institution of such action and the Indemnifying Party shall assume the defense of such action, including the employment and fees of counsel (subject to the reasonable approval of the Indemnified Party) and payment of actual expenses. Such Indemnified Party shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the employment of such counsel at the expense of the Indemnifying Party shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action, or (ii) the Indemnifying Party shall not have employed counsel to have charge of the defense of such action, or (iii) such Indemnified Party or Indemnified Parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party or Indemnified Parties), in any of which events the reasonable fees and expenses of not more than one additional firm of attorneys selected by the Indemnified Party (in addition to local counsel) shall be borne by the Indemnifying Party. Notwithstanding anything to the contrary contained herein, if any Indemnified Party shall assume the defense of such action as provided above, the Indemnifying Party shall have the right to approve the terms of any settlement of such action, which approval shall not be unreasonably withheld

4.3.2           Exercise of Purchase Warrants. Nothing contained in this Purchase Warrant shall be construed as requiring the Holder(s) to exercise their Purchase Warrants prior to or after the initial filing of any registration statement or the effectiveness thereof.

4.3.3           Documents Delivered to Underwriters. The Company shall furnish to each Holder that is deemed to be an underwriter participating in any of the offerings described in Sections 4.1 and 4.2 above and to each underwriter of any such offering, if any, a signed counterpart, addressed to such Holder or underwriter, of: (i) an opinion of counsel to the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under any underwriting agreement related thereto), and (ii) a “cold comfort” letter dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement) signed by the independent registered public accounting firm which has issued a report on the Company’s financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants’ letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities. The Company shall also deliver promptly to each Holder participating in the offering requesting the correspondence and memoranda described below and to the managing underwriter, if any, copies of all correspondence between the Commission and the Company, its counsel or auditors and all memoranda relating to discussions with the Commission or its staff with respect to the registration statement and permit each Holder and underwriter to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary to comply with applicable securities laws or rules of FINRA. Such investigation shall include access to books, records and properties and opportunities to discuss the business of the Company with its officers and independent auditors, all to such reasonable extent and at such reasonable times as any such Holder shall reasonably request.

4.3.4           Underwriting Agreement. The Company shall enter into an underwriting agreement with the managing underwriter(s), if any, selected by any Holders whose Registrable Securities are being registered pursuant to Section 4.1, which managing underwriter shall be reasonably satisfactory to the Company. Such agreement shall be reasonably satisfactory in form and substance to the Company, each Holder and such managing underwriters, and shall contain such representations, warranties and covenants by the Company and such other terms as are customarily contained in agreements of that type used by the managing underwriter. The Holders shall be parties to any underwriting agreement relating to an underwritten sale of their Registrable Securities and may, at their option, require that any or all the representations, warranties and covenants of the Company to or for the benefit of such underwriters shall also be made to and for the benefit of such Holders. Such Holders shall not be required to make any representations or warranties to or agreements with the Company or the underwriters except as they may relate to such Holders, their Shares and their intended methods of distribution.

4.3.5           Documents to be Delivered by Holder(s). Each of the Holder(s) participating in any of the foregoing offerings shall furnish to the Company a completed and executed questionnaire provided by the Company requesting information customarily sought of selling security holders.

4.3.6           Damages. Should the Company fail to comply with Sections 4.1 or 4.2, the Holder(s) shall, in addition to any other legal or other relief available to the Holder(s), be entitled to obtain specific performance or other equitable (including injunctive) relief against the threatened breach of such provisions or the continuation of any such breach, without the necessity of proving actual damages and without the necessity of posting bond or other security.

5.            New Purchase Warrants to be Issued.

5.1           Partial Exercise or Transfer. Subject to the restrictions in Section 3 hereof, this Purchase Warrant may be exercised or assigned in whole or in part. In the event of the exercise or assignment hereof in part only, upon surrender of this Purchase Warrant for cancellation, together with the duly executed exercise or assignment form and funds sufficient to pay any Exercise Price and/or transfer tax if exercised pursuant to Section 2.1 hereto, the Company shall cause to be delivered to the Holder without charge a new Purchase Warrant of like tenor to this Purchase Warrant in the name of the Holder evidencing the right of the Holder to purchase the number of Shares purchasable hereunder as to which this Purchase Warrant has not been exercised or assigned.

5.2           Lost Certificate. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Purchase Warrant and of reasonably satisfactory indemnification or the posting of a bond, the Company shall execute and deliver a new Purchase Warrant of like tenor and date. Any such new Purchase Warrant executed and delivered as a result of such loss, theft, mutilation or destruction shall constitute a substitute contractual obligation on the part of the Company.

6.            Adjustments.

6.1           Adjustments to Exercise Price and Number of Securities. The Exercise Price and the number of Shares underlying the Purchase Warrant shall be subject to adjustment from time to time as hereinafter set forth:

6.1.1           Share Dividends; Split Ups. If, after the date hereof, and subject to the provisions of Section 6.3 below, the number of outstanding Shares is increased by a stock dividend payable in Shares or by a split up of Shares or other similar event, then, on the effective day thereof, the number of Shares purchasable hereunder shall be increased in proportion to such increase in outstanding Shares, and the Exercise Price shall be proportionately decreased.

6.1.2           Aggregation of Shares. If, after the date hereof, and subject to the provisions of Section 6.3 below, the number of outstanding Shares is decreased by a consolidation, combination or reclassification of Shares or other similar event, then, on the effective date thereof, the number of Shares purchasable hereunder shall be decreased in proportion to such decrease in outstanding Shares, and the Exercise Price shall be proportionately increased.

6.1.3           Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Shares other than a change covered by Section 6.1.1 or 6.1.2 hereof or that solely affects the par value of such Shares, or in the case of any share reconstruction or amalgamation or consolidation of the Company with or into another corporation (other than a consolidation or share reconstruction or amalgamation in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Shares), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder of this Purchase Warrant shall have the right thereafter (until the expiration of the right of exercise of this Purchase Warrant) to receive upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property (including cash) (collectively, “Consideration”) receivable upon such reclassification, reorganization, share reconstruction or amalgamation, or consolidation, or upon a dissolution following any such sale or transfer, by a Holder of the number of Shares of the Company obtainable upon exercise of this Purchase Warrant immediately prior to such event; and if any reclassification also results in a change in Shares covered by Section 6.1.1 or 6.1.2, then such adjustment shall be made pursuant to Sections 6.1.1, 6.1.2 and this Section 6.1.3. The provisions of this Section 6.1.3 shall similarly apply to successive reclassifications, reorganizations, share reconstructions or amalgamations, or consolidations, sales or other transfers. Notwithstanding the foregoing, in any case covered by this Section 6.1.3 in which the Consideration is solely cash and/or securities registered under the Securities Act on Form F-4 or other appropriate SEC form or which securities are listed for trading on any reputable securities exchange, then the unexercised portion of this Purchase Warrant will (unless it has already expired) be deemed automatically exercised in full (and this Purchase Warrant shall be terminated) in connection with the transaction giving rise to the payment of the Consideration, the resulting Shares shall receive (and be converted into) the applicable per Share Consideration, and any applicable Exercise Price shall be netted against such Consideration in the manner provided for in the applicable transaction agreements.

6.1.4           Changes in Form of Purchase Warrant. This form of Purchase Warrant need not be changed because of any change pursuant to this Section 6.1, and Purchase Warrants issued after such change may state the same Exercise Price and the same number of Shares as are stated in the Purchase Warrants initially issued pursuant to this Agreement. The acceptance by any Holder of the issuance of new Purchase Warrants reflecting a required or permissive change shall not be deemed to waive any rights to an adjustment occurring after the Commencement Date or the computation thereof.

6.2           Substitute Purchase Warrant. In case of any consolidation of the Company with, or share reconstruction or amalgamation of the Company with or into, another corporation (other than a consolidation or share reconstruction or amalgamation which does not result in any reclassification or change of the outstanding Shares), the corporation formed by such consolidation or share reconstruction or amalgamation shall execute and deliver to the Holder a supplemental Purchase Warrant providing that the holder of each Purchase Warrant then outstanding or to be outstanding shall have the right thereafter (until the stated expiration of such Purchase Warrant) to receive, upon exercise of such Purchase Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or share reconstruction or amalgamation, by a holder of the number of Shares of the Company for which such Purchase Warrant might have been exercised immediately prior to such consolidation, share reconstruction or amalgamation, sale or transfer. Such supplemental Purchase Warrant shall provide for adjustments which shall be identical to the adjustments provided for in this Section 6. The above provision of this Section shall similarly apply to successive consolidations or share reconstructions or amalgamations.

6.3           Eliminatin f Fractional Interests. The Company shall not be required to issue certificates representing fractions of Shares upon the exercise of the Purchase Warrant, nor shall it be required to issue scrip or pay cash in lieu of any fractional interests, it being the intent of the parties that all fractional interests shall be eliminated by rounding any fraction up or down, as the case may be, to the nearest whole number of Shares or other securities, properties or rights.

7.            Reservation and Listing. The Company shall at all times reserve and keep available out of its authorized Shares, solely for the purpose of issuance upon exercise of the Purchase Warrants, such number of Shares or other securities, properties or rights as shall be issuable upon the exercise thereof. The Company covenants and agrees that, upon exercise of the Purchase Warrants and payment of the Exercise Price therefor, in accordance with the terms hereby, all Shares and other securities issuable upon such exercise shall be duly and validly issued, fully paid and non-assessable and not subject to preemptive rights of any shareholder. As long as the Purchase Warrants shall be outstanding, the Company shall use its commercially reasonable efforts to cause all Shares issuable upon exercise of the Purchase Warrants to be listed (subject to official notice of issuance) on all national securities exchanges (or, if applicable, on the OTC Bulletin Board or any successor trading market) on which the Shares may then be listed and/or quoted.

8.            Certain Notice Requirements.

8.1           Holder’s Right to Receive Notice. Nothing herein shall be construed as conferring upon the Holders the right to vote or consent or to receive notice as a shareholder for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the expiration of the Purchase Warrants and their exercise, any of the events described in Section 8.2 shall occur, then, in one or more of said events, the Company shall give written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividend, distribution, conversion or exchange of securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notice shall specify such record date or the date of the closing of the transfer books, as the case may be. Notwithstanding the foregoing, the Company shall deliver to each Holder a copy of each notice given to the other shareholders of the Company at the same time and in the same manner that such notice is given to the shareholders.

8.2           Events Requiring Notice. The Company shall be required to give the notice described in this Section 8 upon one or more of the following events: (i) if the Company shall take a record of the holders of its Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company, (ii) the Company shall offer to all the holders of its Shares any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or warrant to subscribe therefor, or (iii) a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or share reconstruction or amalgamation) or a sale of all or substantially all of its property, assets and business shall be proposed. The Holder must keep the information provided in such notices confidential unless and until such information becomes publicly disclosed by the Company.

8.3           Notice of Change in Exercise Price. The Company shall, promptly after an event requiring a change in the Exercise Price pursuant to Section 6 hereof, send notice to the Holders of such event and change (“Price Notice”). The Price Notice shall describe the event causing the change and the method of calculating same and shall be certified as being true and accurate by the Company’s Chief Financial Officer.

8.4           Transmittal of Notices. All notices, requests, consents and other communications under this Purchase Warrant shall be in writing and shall be deemed to have been duly made when hand delivered, or mailed by express mail or private courier service: (i) if to the registered Holder of the Purchase Warrant, to the address of such Holder as shown on the books of the Company, or (ii) if to the Company, to the following address or to such other address as the Company may designate by notice to the Holders:

If to the Holder:

Invencom Technologies Ltd.
11 Nachal Shikma Street
Modiin 7175404
Israel
Attention:  Genrieta Anisimov, Director
Fax No: 08-9704250

If to the Company:

RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel
Attention:  Eran Erov, VP Finance
Fax No: +972-77-270-7210

with a copy (which shall not constitute notice) to:
Goldfarb Seligman & Co., Law Offices
Electra Tower
98 Yigal Alon Street
Tel Aviv 6789141, Israel
Attention: Ido Zemach
Fax No: 972 (3) 521-2268

9.             Miscellaneous.

9.1           Amendments. This Purchase Warrant may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Holder. Any amendment or waiver effected in accordance with this Section 9.1 shall be binding upon the Holder, each future holder of the Purchase Warrant, and the Company.

9.2           Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Purchase Warrant.

9.3.           Entire Agreement. This Purchase Warrant (together with the other agreements and documents being delivered pursuant to or in connection with this Purchase Warrant) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

9.4           Binding Effect. This Purchase Warrant shall inure solely to the benefit of and shall be binding upon, the Holder and the Company and their permitted assignees, respective successors, legal representative and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Purchase Warrant or any provisions herein contained.

9.5           Governing Law; Submission to Jurisdiction; Trial by Jury.

    9.5.1          This Purchase Warrant is to be construed in accordance with and governed by the laws of Israel. Each of the Company and the Holder submits to the nonexclusive jurisdiction of competent courts in Tel Aviv, Israel, in accordance with its dispute resolution rules and procedures for purposes of all legal proceedings arising out of or relating to this Purchase Warrant and the transactions contemplated hereby. Each of the Company and the Holder irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

    9.5.2          The Company agrees that in any suit (whether in a court in the United States, Israel or elsewhere) seeking enforcement of this Purchase Warrant or provisions of this Purchase Warrant (i) if the plaintiffs therein seek a judgment in either United States dollars or Israeli currency, subject to Israeli foreign currency control regulations, the Company will not interpose any defense or objection to or otherwise oppose judgment, if any, being awarded in such currencies except to the extent that such a judgment would violate the laws of the State of Israel, and (ii) if the plaintiffs therein seek to have any judgment (or any aspect thereof) awarded in New Israeli Shekels linked, for the period from entry of such judgment until actual payment thereof in full has been made, to either or both of the consumer price index of Israel or changes in the New Israeli Shekel-United States dollar exchange rate, the Company will not interpose any defense or objection to or otherwise oppose inclusion of such linkage in any such judgment except to the extent that such a judgment would violate the laws of the State of Israel. The Company agrees that it will not initiate or seek to initiate any action, suit or proceeding, in Israel or in any other jurisdiction other than in the United States, seeking damages in respect of or for the purpose of obtaining any injunction or declaratory judgment against the enforcement of, or a declaratory judgment concerning any alleged breach by the Company or other claim by the Holder, or any person controlling a Holder in respect of this Purchase Warrant or any of the Holder's rights under this Purchase Warrant, including without limitation any action, suit or proceeding challenging the enforceability of or seeking to invalidate in any respect the submission by the Company hereunder to the jurisdiction of the courts or the designation of the laws as the law applicable to this Purchase Warrant, in each case as set forth herein.

    9.5.3          The Company agrees that if any payment of any sum due under this Purchase Warrant from the Company is made to or received by the Holder or any controlling person of any Holder in a currency other than freely transferable United States dollars, whether by judicial judgment or otherwise, the obligations of the Company under this Purchase Warrant shall be discharged only to the extent of the net amount of freely transferable United States dollars that the Holder or such controlling persons, as the case may be, in accordance with normal bank procedures, are able to lawfully purchase with such amount of such other currency. To the extent that the Holder or such controlling persons are not able to purchase sufficient United States dollars with such amount of such other currency to discharge the obligations of the Company to the Holder or such controlling persons, the obligations of the Company shall not be discharged with respect to such difference, and any such undischarged amount will be due as a separate obligation and shall not be affected by payment of or judgment being obtained for any other sums due under or in respect of this Purchase Warrant.

9.6           Waiver, etc. The failure of the Company or the Holder to at any time enforce any of the provisions of this Purchase Warrant shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Purchase Warrant or any provision hereof or the right of the Company or any Holder to thereafter enforce each and every provision of this Purchase Warrant. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Purchase Warrant shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

9.7           Execution in Counterparts. This Purchase Warrant may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Such counterparts may be delivered by facsimile transmission or other electronic transmission.

 [Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Purchase Warrant to be signed by its duly authorized officer as of the _____ day of ______________, 2015.

RiT Technologies Ltd.

By:_________________________________
Name:
Title:

[Form to be used to exercise Purchase Warrant]

Date:  __________, 20___

The undersigned hereby elects irrevocably to exercise the Purchase Warrant for ______ shares of ordinary shares, par value NIS 0.80 per share (the “Shares”), of RiT Technologies Ltd., a company formed under the laws of the State of Israel (the “Company”), and hereby makes payment of $____ (at the rate of $____ per Share) in payment of the Exercise Price pursuant thereto. Please issue the Shares as to which this Purchase Warrant is exercised in accordance with the instructions given below and, if applicable, a new Purchase Warrant representing the number of Shares for which this Purchase Warrant has not been exercised.

or

The undersigned hereby elects irrevocably to convert its right to purchase ___ Shares of the Company under the Purchase Warrant for ______ Shares, as determined in accordance with the following formula:

	X		= Y(A-B)
A
Where,
	X	=	The number of Shares to be issued to Holder;
	Y	=	The number of Shares for which the Purchase Warrant is being exercised;
	A	=	The Fair Market Value of one Share which is equal to $_____; and
	B	=	The Exercise Price which is equal to $______ per share

The undersigned agrees and acknowledges that the calculation set forth above is subject to confirmation by the Company and any disagreement with respect to the calculation shall be resolved by the Company in its sole discretion.

Please issue the Shares as to which this Purchase Warrant is exercised in accordance with the instructions given below and, if applicable, a new Purchase Warrant representing the number of Shares for which this Purchase Warrant has not been converted.

Signature

Signature Guaranteed

INSTRUCTIONS FOR REGISTRATION OF SECURITIES

Name:
(Print in Block Letters)

Address:

NOTICE: The signature to this form must correspond with the name as written upon the face of the Purchase Warrant without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.

[Form to be used to assign Purchase Warrant]

ASSIGNMENT

(To be executed by the registered Holder to effect a transfer of the within Purchase Warrant):

FOR VALUE RECEIVED, __________________ does hereby sell, assign and transfer unto the right to purchase ordinary shares, par value NIS 0.80 per share, of RiT Technologies Ltd., a company formed under the laws of the State of Israel (the “Company”), evidenced by the Purchase Warrant and does hereby authorize the Company to transfer such right on the books of the Company.

Dated: __________, 20__

Signature

Signature Guaranteed

NOTICE: The signature to this form must correspond with the name as written upon the face of the within Purchase Warrant without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.

ANNEX B

MEMORANDUM OF UNDERSTANDING

FOR INVESTMENT IN RIT'S SUBSIDIARY

Dated as of May 1, 2015

OVERVIEW
The Parties	Invencom Technologies Ltd. (f/k/a Quartz (Israel) Commerce & Investments Ltd., "Investor" or "Invencom") and RiT Technologies Ltd. ("Parent" or "RiT").
Definitions
•   "IWON Technology" means the Indoor Wireless Optical Network technology, including Beamcaster, the first product in said technology's product family, together with their related know-how (e.g. documentation and manufacturing files), trade secrets and research-and-development, which includes without limitation, any products based on such technology and any and all intellectual property rights therein, part of which are the patents listed in Exhibit A hereto.
•   "TPA" means that Technology Purchase Agreement, dated June 26, 2012 by and between the parties hereto, under which RiT purchased the IWON Technology.
•   "Revenue Sharing" means RiT's revenue sharing obligation to Invencom under the TPA.
•   "Closing" means the completion of the Investment contemplated by this MOU.
•   "MOU" means this Memorandum of Understanding.

Background
Most recently, RiT's Board of Directors approved a restructure of the IWON Technology, whereby said technology will be contributed, for no consideration, into a newly formed wholly owned subsidiary of RiT, named RiT Wireless Ltd.  ("RiT's Subsidiary" or "RiT Sub"). Accordingly, RiT and RiT Sub are finalizing (A) a Technology Transfer Agreement, whereby said IWON Technology will be transferred to RiT Sub and RiT Sub will assume the related obligations, including, without limitation (i) the obligations to the Israeli Office of the Chief Scientist (the "OCS") in connection therewith, (ii) RiT's Revenue Sharing obligation to Invencom and (iii) other specified liabilities, and (B) a Transition Services Agreement for the provision by RiT to RiT Sub of transition services (including sublease of office space, bookkeeping, IT Services and management services), on a cost plus basis comparable to customary market terms, for allowing RiT Sub to operate and develop the IWON business (collectively, the "Asset Transfer").

Transaction Overview
•   Finalizing the Asset Transfer: Under this MOU, RiT undertakes to finalize the Asset Transfer (described above) prior to the Closing.
•    Investment: At the Closing, Investor shall invest/undertake to invest a total sum of US$5.0 million (payment in installments, as detailed below) in RiT Sub in consideration for newly issued ordinary shares of RiT Sub, representing 33% (thirty three percent) of the issued and outstanding share capital of RiT Sub (the "Shares").

THE TRANSACTION
Investment Amount
At the Closing, Investor shall invest/undertake to invest a total sum of US$5.0 million in RiT Sub, based upon a pre-money valuation of approximately US$10 million, in consideration for the Shares representing 33% of the issued and outstanding ordinary shares of RiT Sub, with RiT owning the balance of the shares. Said investment amount shall be paid in installments as follows: (i) $1,300,000 immediate payment at the Closing (as against the shares issuance in whole, as indicated above) (ii) $2,000,000 no later than June 30, 2016 and (iii) $1,700,000 no later than December 31, 2016.

Shareholder's rights	The shareholders of RiT Sub will have the rights conferred upon shareholders by the Israeli Companies Law and the existing Articles of Association of RiT Sub, as may be duly amended from time to time.
RiT Sub Articles of Association
RiT Sub's Articles of Association includes, without limitation, the following items: (i) shareholders have a right of first refusal on sale of shares by any other shareholder (ii) no preemptive right to shareholders to participate in future issuances of shares, (iii) number of directors are between 1 to 5 and shall be elected by the annual meeting of shareholders and (iv) other customary provisions.

Use of Proceeds	The proceeds of the Investment shall be used by RiT Sub for the purposes set by its Board of Directors from time to time.
Registration Rights
Shareholders of at least 50% of the issued and outstanding share capital of RiT Sub, shall have the right, during the period of 5 years after the closing of an IPO, to two demand registrations. Parent and the Investor, shall have the right, starting with an IPO and during a period of 5 years thereafter, to unlimited number of piggyback registrations and two F-3 registrations (if available).

GENERAL PROVISIONS
Parent Shareholder Approval
Each party has full corporate authority to execute this MOU and consummate the transactions contemplated hereunder, except that Parent is required to obtain a shareholder approval of this MOU pursuant to Section 275 of the Companies Law (the "Shareholder Approval") prior to Closing.

Definitive Agreement
The parties hereto shall enter into good faith negotiations in order to finalize formal binding definitive share purchase agreement (the "Definitive Agreement") embodying the principle points set forth in this MOU. The signing of the Definitive Agreement is expected to occur within 45 days following the date of this MOU and, subject to obtaining the Shareholder Approval, the closing of the transaction is expected to occur as soon as practicable thereafter ("Closing").

Expenses	Each party shall bear its own costs related to this MOU and the transactions contemplated hereunder.
Non-Binding Status
Other than the sections entitled "Definitive Agreement" (solely with respect to the negotiation of Definitive Agreement in good faith) and "Expenses", which shall be legally binding, this MOU shall not be legally binding on either party. This MOU shall be terminated if the signing of the Definitive Agreement does not occur within 120 days of the date hereof, unless agreed otherwise by the parties.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Memorandum of Understanding to be executed and delivered by their respective officers thereunto duly authorized, as of the date first written above.

RiT Technologies Ltd.	Invencom Technologies Ltd.
By:	By:
Name:	Name:
Title:	Title:

EXHIBIT A

IWON PATENTS

METHOD AND SYSTEM FOR INDOOR WIRELESS OPTICAL LINKS

1.	Brazilian Patent App. No. 10 2012019486-4; filed August 3, 2012

2.	Chinese Patent App. No. 201210315234.6; filed August 30, 2012

3.	European Patent App. No. 12175895.7; filed July 11, 2012

4.	Israeli Patent App. No. 220861; filed July 10, 2012

5.	Indian Patent App. No. 2816/CHE/2012; filed July 11, 2012

        6.     Japanese Patent Reg. No. 5469213; Reg. date  February 7, 2014

7.	United States Patent Reg. No. 8,948,601; Reg. date February 3, 2015

ELECTROSTATICALLY STEERABLE ACTUATOR

8.	United States Patent App. No. 13/838,515; filed March 15, 2013